SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

XPEL, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
98379L100
(CUSIP Number)
December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons Richard K. Crumly
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 1,394,993(1)
(6) Shared Voting Power 15,500(2)
(7) Sole Dispositive Power 1,394,993(1)
(8) Shared Dispositive Power 15,500(2)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,410,493(1) (2)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.1%
(12)	Type of Reporting Person (See Instructions) IN

(1)ADAMAS, LLC, of which Mr. Crumly is a control person, is the record owner of 1,076,743 shares of Common Stock of the Issuer. CARPE, LLC, of which Mr. Crumly is a control person, is the record owner of 316,912 shares of Common Stock of the Issuer. Mr. Crumly disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein. Mr. Crumly directly owns 1,058 shares of Common Stock of the Issuer, and 280 restricted stock units (“RSUs”), which represent a contingent right to receive 280 shares of Common Stock of the Issuer upon the vesting of such RSUs within 60 days of the date hereof.
(2)Mr. Crumly’s spouse is the record owner of 15,500 shares of Common Stock of the Issuer. Mr. Crumly does not have any voting or dispositive power over such shares and disclaims beneficial ownership of all such shares.

Introductory Note:

This Amendment No. 4 to Schedule 13G (“Amendment No. 4”) amends and supplements the Schedule 13G relating to the common stock, par value $0.001 per share (the “Common Stock”), of XPEL, Inc., a Nevada corporation (the “Issuer”), filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2020, as amended by Amendment No. 1 to Schedule 13G filed with the Commission on February 12, 2021, Amendment No. 2 to Schedule 13G filed with the Commission on February 14, 2022, and Amendment No. 3 to Schedule 13G filed with the Commission on February 14, 2023 (collectively, the “Original Schedule 13G”).
All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Original Schedule 13G. The Original Schedule 13G is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13G remains in full force and effect.

Item 1(b). Address of Issuer’s Principal Executive Offices:
711 Broadway St., Suite 320, San Antonio, Texas 78215

Item 4. Ownership.

Item 4(a). Amount Beneficially Owned:
ADAMAS, LLC, of which Richard K. Crumly (“Mr. Crumly”) is a control person, is the record owner of 1,076,743 shares of Common Stock of the Issuer. CARPE, LLC, of which Mr. Crumly is a control person, is the record owner of 316,912 shares of Common Stock of the Issuer. Mr. Crumly directly owns 1,058 shares of Common Stock of the Issuer. Mr. Crumly owns 280 RSUs, which represent a contingent right to receive 280 shares of Common Stock of the Issuer upon the vesting of such RSUs within 60 days of the date hereof. Mr. Crumly’s spouse is the record owner of 15,500 shares of Common Stock of the Issuer, and Mr. Crumly does not have any voting or dispositive power over such shares. Mr. Crumly may be deemed to be a beneficial owner of the 1,410,493 shares beneficially owned by the foregoing persons. Mr. Crumly disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

Item 4(b). Percent of Class:
5.1%, which is calculated based on 27,628,953 shares of common stock outstanding as of November 8, 2023, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Commission on November 9, 2023.

Item 4(c). Number of shares as to which the person has:
(i) Sole power to vote or direct the vote: 1,394,993 (1)
(ii) Shared power to vote or direct the vote: 15,500(2)
(iii) Sole power to dispose or to direct the disposition of: 1,394,993 (1)
(iv) Shared power to dispose or to direct the disposition of: 15,500(2)

(1) ADAMAS, LLC, of which Mr. Crumly is a control person, is the record owner of 1,076,743 shares of Common Stock of the Issuer. CARPE, LLC, of which Mr. Crumly is a control person, is the record owner of 316,912 shares of Common Stock of the Issuer. Mr. Crumly directly owns 1,058 shares of Common Stock of the Issuer. Mr. Crumly owns 280 RSUs, which represent a contingent right to receive 280 shares of Common Stock of the Issuer upon the vesting of such RSUs within 60 days of the date hereof. Mr. Crumly disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

(2) Mr. Crumly’s spouse is the record owner of 15,500 shares of Common Stock of the Issuer. Mr. Crumly does not have any voting or dispositive power over such shares and disclaims beneficial ownership of all such shares.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported     on by the Parent Holding Company or Control Person.

See Exhibit 99.1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

	By:	/s/Richard K. Crumly
Richard K. Crumly

Exhibit 99.1
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

1.ADAMAS, LLC, of which Richard K. Crumly (“Mr. Crumly”) is a control person, is the record owner of 1,076,743 shares of Common Stock of XPEL, Inc. (the “Issuer”).

2.CARPE, LLC, of which Mr. Crumly is a control person, is the record owner of 316,912 shares of Common Stock of the Issuer.

3.Mr. Crumly’s spouse is the record owner of 15,500 shares of Common Stock of the Issuer. Mr. Crumly disclaims beneficial ownership of such securities.

This filing shall not be deemed an admission that Mr. Crumly is, for purposes of Section 16 of the Exchange Act or otherwise, the beneficial owner of any equity securities in excess of his pecuniary interests.